 October 5, 2015

Alan M. Knoll (212) 506-5077 alanknoll@orrick.com

By Hand Delivery

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Barclays Dryrock Funding LLC (Barclays Bank Delaware) Registration Statement on Form SF-3 Filed July 30, 2015 (No. 333-205943) Response to Comment Letter dated August 26, 2015

Dear Ms. Hsu:

On behalf of Barclays Bank Delaware (“BBD”) (the sponsor and sole equity owner of Barclays Dryrock Funding LLC (“Dryrock Funding”), as the depositor and beneficial owner of the Barclays Dryrock Issuance Trust (the “Trust”), as the issuing entity), this letter responds to your letter dated August 26, 2015 (the “Comment Letter”), providing comments on the Registration Statement on Form SF-3 (the “Registration Statement”) submitted on July 30, 2015.

For your convenience, each of your comments has been reproduced below, followed by BBD’s response. Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”), dated October 5, 2015, marked to show all changes to the Registration Statement as filed on July 30, 2015.

All capitalized terms defined in the prospectus and used in the following responses without definition, have the meanings specified in Amendment No. 1. Page numbers in the headings refer to page numbers in the Registration Statement and page numbers in the text of our responses refer to page numbers in Amendment No. 1.

Ms. Katherine W. Hsu

October 5, 2015

Registration Statement on Form SF-3

General

Comment 1:	Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.
Response:	BBD confirms that the depositor and the issuing entity have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class, and that there are no issuing entities (other than Barclays Dryrock Issuance Trust – CIK 0001552111) previously established, directly or indirectly, by the depositor or any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
Comment 2:	Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for our review.
Response:	BBD notes your comment and required exhibits, including unqualified legal and tax opinions, have been filed and are included as part of Amendment 1 to the Registration Statement.
Comment 3:	Please revise your prospectus where appropriate to include a table containing an itemized list of the fees and expenses payable out of the cash flows from the pool assets (including the fees for the asset representations reviewer if applicable), or where the amount is not available, the formula used to determine such fees and expenses. While we note your prospectus summary disclosure on page 16, there is no separate table as required by Item 1113(c) of Regulation AB. Please also include relevant footnotes or accompanying narrative disclosure to the extent necessary for an understanding of the disclosure.
Response:

Please note the tables on pages 14 and 15 which contain an itemized list of the fees and expenses payable out of the series available finance charge collections (page 14) and the series available principal collections (page 15). Narrative disclosure is provided, as well as a cross reference to the more detailed narrative descriptions

Ms. Katherine W. Hsu

October 5, 2015

relating to the application of series available finance charge collections and the application of series available principal collections under the heading “Deposit and Application of Funds” on page 52. The fees of the asset representations reviewer will be paid by BBD, as sponsor, pursuant to the asset representations reviewer agreement and will not be paid out of pool collections.

Cover Page of Registration Statement

Comment 4:	We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Securities Act Rule 415(a)(6). Please revise your footnotes to the fee table to indicate that you will provide the SEC file number of the prior registration statement, the amount of the unsold securities being included on this registration statement, and the amount of filing fees previously paid in connection with the unsold securities. See Securities Act Rule 415(a)(6). We also note that you are reserving the right to register additional securities pursuant to Securities Act Rule 456(c). Please also revise your footnote in the registration statement to state that you are registering an unspecified amount of securities of each identified class. See Note 2 to the “Calculation of Registration Fee” Table on Form SF-3.

Response:	In response to Comment 4, the footnotes to the fee table have been revised.

Form of Prospectus

Cover Page

Comment 5	We note that you intend to delay payment of registration fees pursuant to Securities Act Rule 456(c). Please revise the cover page of your prospectus to include a “Calculation of Registration Fee” table to indicate the class and aggregate offering price of securities offered and the amount of registration fee paid or to be paid in connection with the offering. See Rule 456(c)(1)(ii). Where you intend to sell previously unsold securities carried forward onto this registration statement pursuant to Rule 415(a)(6) as indicated on the cover page of your registration statement the footnotes to the fee table on your prospectus cover should reflect the following:

•	The fact that you carried forward unsold securities onto this registration statement on Form SF-3 to which the offering relates, including a reference to the file number of this registration statement;

•	The amount of unsold securities being sold as part of the offering; and
•	The associated filing fee previously paid in connection with those securities.

Ms. Katherine W. Hsu

October 5, 2015

Response:	In response to Comment 5, we have revised the cover page to include a “Calculation of Registration Fee” table and have included footnotes in accordance with the statements set forth above.

Prospectus Summary

Credit Risk Retention, pages 7 and 72

Comment 6:	Please note that our comments related to Credit Risk Retention should be applied both in the summary section and in the body of the prospectus as applicable.
Response:	BBD notes your comment and confirms that revisions to Credit Risk Retention have been applied both in the summary section and in the body of the prospectus, as applicable.
Comment 7:	Please revise your disclosure to clearly identify the party retaining the risk and, if not the sponsor, the relationship of that party to the sponsor. See Rule 3(b) of Regulation RR. While we note your disclosure about maintaining a transferor’s interest, it is also not completely clear which form(s) of risk retention and which interest(s) the relevant party intends to hold for purposes of satisfying the Credit Risk Retention Rules (17 CFR Part 246). We note your bracketed statement that the transferor owns all, or a portion of, the outstanding Class B notes, but it is not clear whether this is intended to be part of the sponsor’s retention for purposes of the rule. Please include in a clear statement which form(s) of risk retention (e.g., seller’s interest and offsetting horizontal interest) and which interest(s) (e.g. the Transferor’s Interest or Class B Notes) the party is holding for purposes of satisfying the rules.
Response:	In response to Comment 7, the disclosure has been revised on pages 7 and 72 to clearly identify that (i) the transferor will be retaining the risk, (ii) the transferor is a wholly-owned affiliate of the sponsor, (iii) the form of risk retention will be seller’s interest and (iv) the transferor will be holding the transferor’s interest for purposes of satisfying the rules.
Comment 8:	We note your disclosure that a holder of an interest in the transferor amount may sell all or a portion of that interest. The retaining party, however, may not sell or otherwise transfer any interest or assets that it is required to hold, unless it is transferred to a wholly-owned affiliate. See Rule 12 of Regulation RR. Please revise or advise.

Ms. Katherine W. Hsu

October 5, 2015

Response:	In response to Comment 8, the disclosure has been revised on pages 7 and 72.
Comment 9:	If you intend to retain a seller’s interest, please also revise to include the disclosure required by Rule 5 of Regulation RR, including but not limited to the following:

•

An explanation of the amount of seller’s interest risk retention to be held at closing, measured as a percentage of the aggregate unpaid principal balance of all outstanding investor ABS interests issued, or as a percentage of outstanding investor ABS interests for one or more series issued; and

•	An indication that the sponsor will provide to investors at least monthly the determination that the seller’s interest meets the minimum 5% requirement measured in accordance with the risk retention rules, including where such disclosure will be found (e.g., Form 10-D). See Rule 5(c)(4)(i) of Regulation RR.

Response:	In response to Comment 9, the disclosure has been revised on pages 7 and 72 to include the disclosure required by Rule 5 of Regulation RR.
Comment 10:	We also note that the disclosure included under the heading “Credit Risk Retention” in your prospectus summary on page 7 appears to include different information, as well as more detailed information, than the disclosure under the same heading in the body of your prospectus on page 72. Please revise so that the disclosure is consistent and the information included in your prospectus summary is a summary of the information included in the body of your prospectus.
Response:	In response to Comment 10, the disclosure has been revised on pages 7 and 72 to ensure consistency and so that the information included in the prospectus summary is a summary of the information included in the body of the prospectus.

Subordination: Credit Enhancement, page 10

Comment 11:	We note your disclosure that if the series allocation amount is reduced, the principal and interest on the Class B notes, which provide credit enhancement in the form of subordination to the Class A notes, may not be paid in full. It is unclear, however, how losses not covered by this credit enhancement are allocated to the Class A notes in the event that the allocation amounts are insufficient to pay the Class A notes in full. Please revise. See Item 1103(a)(ix) of Regulation AB.
Response:	BBD notes your comment and directs you to the disclosure on page 13 and page 55, respectively, relating to “Reductions in the Series Allocation Amount Due to Charge-Offs and

Ms. Katherine W. Hsu

October 5, 2015

Reallocated Principal Collections” which discusses how losses not absorbed by credit enhancement results in a reduction of the Class A allocation amount. A reduction in the allocation amount will reduce the allocation of finance charge collections and principal collections to the Class A notes. If the allocation amount is reduced to zero, the Class A notes will not receive any further allocations of finance charge collections and principal collections.

Risk Factors, page 19

Comment 12:	We note your bracketed risk factor on page 19 titled “Payments on the Class B notes are subordinate to payments on the Class A notes” and the unbracketed risk factor on page 31 titled “Subordinated notes bear losses before senior notes. If you own subordinated notes…” Please tell us why this risk factor is included as Class B notes are not being offered by this prospectus. If you retain the risk factor, please revise to indicate that Class B notes are not being offered by this prospectus, as you have noted elsewhere in the prospectus.
Response:	While all outstanding Class B notes are currently held by an affiliate of the issuing entity, BBD would like to retain the flexibility to offer Class B notes in future issuances. Therefore, in response to Comment 12 we have revised the disclosure in the prospectus in several places by adding bracketed text relating to the offering of the Class B notes and have bracketed the existing disclosure indicating that the Class B notes are not being offered by this prospectus. The risk factors on pages 19 and 31 have been retained and we have inserted brackets around the risk factor on page 31 to indicate that such risk factor will only be included if Class B notes are offered by this prospectus.

The Notes, page 37

Comment 13:

We note your statement indicating that summaries of certain transaction agreements may not be complete and are qualified in their entirety by reference to the respective agreements. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Response:	In response to Comment 13 the disclosure has been revised on pages 37 and 85.

Ms. Katherine W. Hsu

October 5, 2015

Comment 14:

We also note your statement on page 38 that the additional series notes sold in a reopening of the series would be subject to the same terms. It is not clear how this would be the case if the later series did not accrue payment prior the first issue date of the notes. Please revise or advise.

Response:	In response to Comment 14 the disclosure on page 38 has been revised.
Comment 15:	Please also revise to describe the material impact of reopening on the existing holders of the series.
Response:	In response to Comment 15 the disclosure on page 38 has been revised.

Redemption and Early Amortization of the Notes, page 42

Comment 16:

We note your bracketed disclosure here and on page 77 regarding supplemental credit enhancement and liquidity agreements. Securities Act Rule 430D(d)(2) requires an issuer of asset-backed securities to file a post-effective amendment to the registration statement to add information about new structural features or credit enhancements that were not described as contemplated in the prospectus of an effective registration statement. Accordingly, please confirm that you are not contemplating any other supplemental credit enhancement or liquidity agreement than a letter of credit or surety bond as noted in brackets and confirm that you will file a post-effective amendment to the registration statement if you wish to add new structural features or credit enhancement in the future. Please revise your prospectus as necessary to include what specific information you will provide about the supplement agreements if reasonably contemplated in this prospectus as required by Items 1114 and 1115 of Regulation AB, as applicable, about the supplemental agreements.

Response:

BBD confirms that it is not contemplating any other supplemental credit enhancement or liquidity agreement other than a letter of credit or surety bond as noted, and BBD further confirms that it will file a post-effective amendment to the registration statement if it adds new structural features or credit enhancement in the future. While a letter of credit or surety bond is contemplated, specific information about any supplemental credit enhancement agreement or supplemental liquidity agreement is not known or reasonably available at this time. BBD confirms that if such options are employed, the applicable supplemental credit enhancement agreement or supplemental liquidity agreement will be filed as an exhibit to the registration statement and we will describe in the disclosure the related provider and the material terms of each such agreement.

Ms. Katherine W. Hsu

October 5, 2015

Comment 17:

Please also include summaries of the disclosure about the supplemental agreements requested in comment 16, above, on your prospectus cover page and in the prospectus summary. See Item 1102(h) and Item 1103(a)(3)(ix) of Regulation AB.

Response:	Specific information about any supplemental credit enhancement agreement or supplemental liquidity agreement, is not known or reasonable available at this time. BBD confirms that if such options are employed, the applicable supplemental credit enhancement agreement or supplemental liquidity agreement will be filed as an exhibit to the registration statement and we will describe in the disclosure the related provider and the material terms of each such agreement (including on the prospectus cover page and in the prospectus summary).

Transaction Parties – Asset Representations Reviewer, page 66

Comment 18:

Please revise your disclosure that the asset representation reviewer is not, and for so long as the Series [•] notes are outstanding will not be, affiliated with the listed transaction parties to include the owner trustee and any of its affiliates. See Item 1101(m) of Regulation AB and General Instruction I.B.1(b) of Form SF-3.

Response:	In response to Comment 18 the disclosure on page 66 has been revised.
Comment 19:

We note your disclosure that you have not determined certain terms relating to the asset representations reviewer, including their contemplated duties and responsibilities under the agreement and how ARR expenses will be paid. Please tell us whether this information will be provided in a pre-effective amendment to the registration statement.

Response:	The disclosure has been revised to disclose the terms relating to the asset representations reviewer. Please refer to pages 66 and 100.

BBD’s Credit Card Business, page 66

Underwriting and Account Management Procedures, page 67

Comment 20:	We note your statement at the top of page 68 that, as of the date of this prospectus, BBD considers the receivables in the issuing entity related to acquired portfolios are underwritten to its own standards and BBD has no reason to believe that they are materially different from the receivables related to BBD-originated and underwritten portfolios. Please revise to indicate that you will update this information at the time

Ms. Katherine W. Hsu

October 5, 2015

of each offering to disclose whether, and if so how, acquired portfolio assets in the pool deviate from BBD’s underwriting criteria pursuant to Item 1111(a)(8) of Regulation AB.
Response:

In response to Comment 20 the disclosure on page 68 has been revised. BBD notes that because portfolios are added to the issuing entity through account additions, which do not correspond or relate to any specific offering, we believe it is reasonable to evaluate whether acquired portfolio assets deviate from BBD’s underwriting criteria in connection with each account addition, and disclose (if applicable) how acquired portfolio assets deviate from BBD’s underwriting criteria through the filing of a Form 8-K when such a determination is made in connection with any such account addition. Moreover, if applicable, any prospectus related to an offering that is subsequent to such determination will contain disclosure regarding how the acquired portfolio assets in the pool deviate from BBD’s underwriting criteria in accordance with Item 1111(a)(8) of Regulation AB.

Comment 21:

Please also confirm that, with respect to assets originated by an originator other than BBD or its affiliates, you will identify the originator and provide the disclosure required under Item 1110 of Regulation AB for all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than BBD and its affiliates is more than 10% of the pool assets. See Item 1110(a) of Regulation AB.

Response:	BBD confirms that if and when applicable, it will identify and provide the disclosure required under Item 1110 of Regulation AB for all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than BBD and its affiliates is more than 10% of the pool assets.

The Indenture, page 85

Voting, page 91

Comment 22:

Please revise your disclosure to clarify that the investor vote to direct an asset representations review is not subject to the 66 2/3% threshold requirement discussed in this section. See Section V.B.3(a)(2) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) and General Instruction I.B.1(b) of Form SF-3.

Ms. Katherine W. Hsu

October 5, 2015

Response:	In response to Comment 22 the disclosure on page 91 has been revised.

Dispute Resolution, page 91

Comment 23:

Please revise to clarify that, for purposes of the dispute resolution shelf-eligibility requirement under General Instruction I.B.1(c) of Form SF-3, a “noteholder” is the beneficial owner of the note, rather than Cede & Co. or DTC as discussed in the section beginning on page 48 titled “Book-Entry Notes.” Please also state whether noteholders must follow DTC procedures to use the dispute resolution provision.

Response:.	In response to Comment 23 the disclosure on page 91 has been revised.
Comment 24:

Please describe the condition set forth in the sale and servicing agreement which would restrict an investor’s ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

Response:

BBD believes this comment may have been submitted in error, since there is no sale and servicing agreement in connection with this program and there are no conditions which would restrict an investor’s ability to join an existing mediation or arbitration.

Comment 25:

Additionally, we note that the restriction that the “details and/or existence of any unfulfilled repurchase request” may not be used or disclosed in any proceeding prevents a party from relying on information about repurchase requests publicly filed with the Commission on Form ABS-15G as required by Rule 15Ga-1 under the Exchange Act. Please revise to remove this restriction on the use of publicly-available information that is required to be disclosed by law.

Response:	In response to Comment 25 the disclosure on page 91 has been revised.

Asset Representation Review, page 99

Comment 26:

Please revise to clarify that, for purposes of the asset-representations review shelf-eligibility requirement under General Instruction I.B.1(b) of Form SF-3, a “noteholder” is the beneficial owner of the note, rather than Cede & Co. or DTC as discussion in the section beginning on page 48 titled “Book-Entry Notes.” Please also include a description of the DTC voting guidelines that noteholders must follow to use the asset-representations review provision and how those guidelines will operate in connection with the process outlined for the asset-representations review.

Response:	In response to Comment 26 the disclosure on pages 99 and 101 has been revised.

Ms. Katherine W. Hsu

October 5, 2015

Comment 27:

We note that, for purposes of the delinquency trigger of the asset representations review, you define delinquent assets (“Sixty Day Delinquent Assets”) as receivables that remain unpaid for 60 or more days from the statement payment date and that are not defaulted. Under the section titled “BBD’s Credit Card Business – Collection Efforts” on page 69 of the prospectus, however, you state that an account is considered delinquent if the minimum payment due is not received by the statement due date. Please tell us why you use different methodologies for accounts and receivables. Please also tell us why you believe the use of two different methodologies for determining delinquencies is appropriate in each scenario. In providing your analysis, please consider Section V.B.3(a)(2)(c)(i)(a) and footnote 1084 of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Response:

“Sixty Day Delinquent Assets” is a defined term created specifically for the purpose of determining the threshold amount of delinquencies that must first be reached in connection with an ARR Review. Once an ARR Review is triggered, the reviewer must perform a review of all assets that are 60 or more days delinquent. Because the review relates to assets that are 60 or more days delinquent, we believe a reasonable approach in setting the threshold for the delinquency prong is to look at 60 day delinquent assets. The relevant assets of the issuing entity are receivables. The receivables outstanding on the accounts consist of all amounts borrowed by the obligors as posted to the accounts as of the date shown. At each billing cycle an obligor must pay at least the minimum payment due shown on the monthly statement by the end of its billing date cycle, otherwise, the related account is considered delinquent until the requisite payment is made or all principal receivables are charged-off. Receivables related to an account are deemed delinquent the date the account is deemed delinquent. BBD confirms that there are not two different methodologies used for determining delinquencies of accounts and of receivables, but rather that the distinction is simply the nomenclature employed within the context of the disclosure.

Comment 28:

We also note your use of the defined term “ARR Representations and Warranties,” which is defined on page 111 of your prospectus by reference to an exhibit to the series indenture supplement. Please tell us how the ARR Representations and Warranties differ from the representations and warranties made by the sponsor and transferor as described under “Description of the Receivables Purchase Agreement – Representations and Warranties” and “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets”.

Ms. Katherine W. Hsu

October 5, 2015

Response:	The ARR Representations and Warranties are those representations and warranties from the Receivables Purchase Agreement and Transfer Agreement that relate to the assets. See General Instruction I.B.1.(b)(C) of Form SF-3 “The asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties on the pool assets…” The ARR Representations and Warranties shall be based upon those representations discussed under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets – Representations Concerning Eligible Accounts and Eligible Receivables” and will be set forth on an exhibit to the asset representations reviewer agreement.

Asset Review Voting, page 99

Comment 29:

We note your disclosure that, following the delinquency trigger, the delinquencies reported as of the most recent monthly noteholder statement must still exceed the Delinquency Trigger Percentage at the time that the noteholders holding at least 5% of the aggregate outstanding principal amount of the pool in order for a vote to initiate an asset representations review to occur. In its adopting release, the Commission stated that, “after the delinquency threshold has been reached or exceeded, investors have the ability to vote to direct a review.” See Section V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014). Please tell us why you believe it is appropriate that a vote may not be initiated unless the delinquency rate still exceeds the determined threshold 90 days after notice of such trigger event.

Response:

In response to Comment 29 the disclosure on pages 99 has been revised, and the requirement that the delinquency rate still exceed the determined threshold 90 days after notice of such trigger event has been removed.

Comment 30:

We note your disclosure at the top of page 100 that the “Sixty Day Delinquent Assets reviewed shall be those reported in and relating to the monthly noteholders’ statement for which the Sixty Day Delinquency Rate Percentage was the highest, during the period from the date on which such Delinquency Trigger Event was first reported in the monthly noteholders’ statement until the conclusion of the voting process.” We also note that you define “ARR Review” on page 111 to include a review to determine whether “certain Sixty Day Delinquent Assets” complied with representations and warranties. General Instruction I.B.1(b)(D) of Form SF-3, however, requires that “[t]he asset representations reviewer shall perform, at a minimum, reviews of all assets 60 days or more delinquent” when the conditions for review are met. Please revise. See also Section V.B.3(a)(2)(c)(ii) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Ms. Katherine W. Hsu

October 5, 2015

Response:	In response to Comment 30 the disclosure on pages 100 and 111 has been revised.

Asset Review, page 100

Comment 31:

Please provide disclosure in this section clarifying which transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision. Please revise to indicate that this party will have access to the full report prepared by the asset representations reviewer. Please see Section V.B.3(a)(2)(c)(iii) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Response:	In response to Comment 31 the disclosure on page 100 has been revised.

Delinquency Trigger Percentage Methodology, page 100

Comment 32:

Please revise your disclosure to describe how you determined your delinquency trigger to be appropriate, including a comparison of the trigger against the delinquencies disclosed for prior securitized pools of the sponsor for the same asset type. See Section V.B.3(a)(2)(c)(i)(a) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Response:	In response to Comment 34 the disclosure on page 100 has been revised.

Fees and Expenses for Asset Review, page 101

Comment 33:

We note your statement that the asset representations reviewer (ARR) will be paid a monthly or annual fee and a fee in connection with an ARR Review by Barclays Bank Delaware (BBD). BBD is both the sponsor and servicer in this transaction and so it is unclear in which capacity BBD will be acting when it pays these fees. Please revise to clarify. Additionally, if BBD will pay the ARR in its capacity as servicer, please revise your disclosure in the Prospectus Summary and throughout the prospectus where appropriate to indicate whether this fee will be paid from the servicing fee paid to BBD from collections as described on pages 16 and 60. Alternatively, if BBD will pay the ARR in its capacity as sponsor, please revise to include disclosure to this effect in the Prospectus Summary and throughout the prospectus as necessary. See Item 1103(a)(3)(iv) and Item 1109(b)(4) of Regulation AB.

Ms. Katherine W. Hsu

October 5, 2015

Response:	BBD will pay the ARR in its capacity as sponsor. In response to Comment 33 the disclosure on pages 64 and 101 has been revised.

Federal Income Tax Consequences, page 102

Comment 34:	Counsel may not limit reliance on the tax opinion solely for the benefit of the original purchasers of the notes. Please revise. See Staff Legal Bulletin No. 19 Section III.D.1.
Response:	In response to Comment 34 the disclosure on page 102 has been revised.

Annex I

The Approved Portfolio and the Trust Portfolio, page A-I-1

Comment 35:	Please also revise your disclosure as necessary to clarify how you determine delinquency for purposes of these portfolios.
Response:	In response to Comment 35 the disclosure on page A-I-2 has been revised.
Comment 36:

We note your table on page A-I-15 titled “Composition by Accountholder Current Billing Address” and your narrative disclosure indicating that you will describe adverse economic conditions affecting certain areas for “the largest number of accountholders by Total Receivables Outstanding.” Please confirm that, if 10% or more of the pool assets are or will be located in any one state or other geographic region, you will describe such economic or other factors specific to that state or region for each area that meets this geographic concentration threshold. See Item 1111(b)(14) of Regulation AB.

Response:	BBD confirms that if 10% or more of the pool assets are or will be located in any one state or other geographic region, that we will describe such economic or other factors specific to that state or region for each area that meets this geographic concentration threshold.

Repurchase of Receivables, page A-I-18

Comment 37:	We note that you will provide information about BBD’s financial condition pursuant to Item 1104(f) and 1110(c) if necessary. Because BBD is also the servicer in this transaction, please revise your disclosure to indicate that you will also provide BBD’s financial condition information to the extent that there is a material risk that the

Ms. Katherine W. Hsu

October 5, 2015

effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. See Item 1108(b)(4) of Regulation AB.

Response:	In response to Comment 37 the disclosure on page A-I-18 has been revised.

Annex II, page A-II-1

Comment 38:

We note that you identify the outstanding series and classes of notes in Group One. It is unclear from your prospectus disclosure if there are other groups with outstanding series and classes of notes, or which group the notes offered by this prospectus are included in. Please advise or revise.

Response:	Currently, all outstanding series of notes are in Group One. However, as noted on page 59 under the heading “Groups”, a series of notes may be included in one or more groups of series that share principal collections and/or finance charge collections. At the time of each offering of securities, the prospectus related to such offering will identify whether the particular series has been included in one or more groups.

Back Cover Page of Prospectus

Comment 39:

Your dealer delivery obligation disclosure here refers to “a prospectus and prospectus.” Please ensure that all references here and throughout your prospectus to a base prospectus or prospectus supplement have been deleted. See General Instruction IV of Form SF-3.

Response:	In response to Comment 39 the back cover page has been revised and we have reviewed the prospectus and confirm that there are no other inadvertent references to a base prospectus or prospectus supplement.

Ms. Katherine W. Hsu

October 5, 2015

If you have any questions regarding this response letter, please do not hesitate to contact me at (212) 506-5077.

Very truly yours, /s/ Alan M. Knoll
Alan M. Knoll

Enclosures

cc:	Kayla Florio Securities and Exchange Commission
Clinton Walker Barclays Bank Delaware
Yasser Rezvi Barclays Dryrock Funding LLC
Deepesh Jain Barclays Bank Delaware
David Ridenour Orrick Herrington & Sutcliffe LLP